Exhibit 99.1

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Telewest Communications plc
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US GAAP Financial Statements and Management's Discussion and Analysis of
Financial Condition and Results of Operations with respect to the three and six-month periods ended June 30, 2002.

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Telewest Communications plc
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                      PART I: US GAAP FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Statements of Operations
-------------------------------------------------------------------------------------------------------------------
                                                    3 months   3 months   3 months   6 months   6 months  6 months
                                                       ended      ended      ended      ended      ended     ended
                                                    June 30,   June 30,   June 30,   June 30,   June 30,  June 30,
                                                        2002       2002       2001       2002       2002      2001
                                                                  (in millions, except per share data)
                                                    (note 2)                         (note 2)
-------------------------------------------------------------------------------------------------------------------
Revenue
  Cable television                                    $  134  (pound)88  (pound)80     $  264 (pound)173(pound)158
  Consumer telephony                                     191        125        121        383        251       241
  Internet and other                                      27         18          9         51         34        16
                                                 ------------------------------------------------------------------
Total  Consumer Division                                 352        231        210        698        458       415
  Business Services Division                             117         77         74        218        143       136
                                                 ------------------------------------------------------------------
Total Cable Division                                     469        308        284        916        601       551
  Content Division                                        40         26         31         79         52        62
                                                 ------------------------------------------------------------------
Total revenue                                            509        334        315        995        653       613
                                                 ------------------------------------------------------------------
Operating costs and expenses
  Consumer programming expenses (including(pound)8m
  and (pound)5m in 2002 and 2001, respectively, to
  related parties)                                        49         32         38         99         65        75
  Business and consumer  telephony expenses               88         58         60        172        113       121
  Content expenses                                        23         15         19         47         31        38
  Depreciation                                           196        129        115        375        246       230
                                                 ------------------------------------------------------------------
  Cost of sales                                          356        234        232        693        455       464
  Selling, general, and administrative expenses          197        129        124        393        258       252
  Amortization of goodwill                                 -          -         46          -          -        91
                                                 ------------------------------------------------------------------
                                                         553        363        402      1,086        713       807
                                                 ------------------------------------------------------------------

                                                 ------------------------------------------------------------------
Operating loss                                          (44)       (29)       (87)       (91)       (60)     (194)
                                                 ------------------------------------------------------------------

Other income / (expense)
  Interest income (including(pound)6m and(pound)5m in
  2002 and 2001, respectively, from related
  parties)                                                11          7          3         11          7         8
  Interest expense (including amortization of
  debt discount)                                       (200)      (131)      (110)      (384)      (252)     (221)
  Foreign exchange gains/ (losses), net                   96         63         12        128         84       (9)
  Share of net (losses)/profits of affiliates            (8)        (5)        (1)        (2)        (1)         5
  Other,  net                                             52         34        (5)         52         34       (6)
                                                 ------------------------------------------------------------------
Loss before income taxes                                (93)       (61)      (188)      (286)      (188)     (417)

  Income tax benefit                                       3          2          3          6          4         5

                                                 ------------------------------------------------------------------
Net loss before extraordinary item                      (90)       (59)      (185)      (280)      (184)     (412)

  Extraordinary loss on extinguishment of debt             -          -          -          -          -      (15)

                                                 ------------------------------------------------------------------
Net loss for the period after  extraordinary
item                                               $    (90)  (pound)(59) (pound)(185)$ (280) (pound)(184) (pound)(427)
                                                 ======================================================================

Basic and diluted loss per ordinary share:
  Before extraordinary loss                        $  (0.03)(pound)(0.02)(pound)(0.06)$(0.10)(pound)(0.06)(pound)(0.14)
  After extraordinary loss                         $  (0.03)(pound)(0.02)(pound)(0.06)$(0.10)(pound)(0.06)(pound)(0.15)

Weighted average number of ordinary shares -
  basic and diluted - (millions)                                   2,873         2,890               2,873        2,890

See accompanying notes to the unaudited condensed consolidated financial statements.

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Telewest Communications plc
US GAAP Unaudited Condensed Consolidated Financial Statements
--------------------------------------------------------------------------------

Unaudited Condensed Consolidated Balance Sheets
--------------------------------------------------------------------------------------------------------------------
                                                                                  June 30,    June 30,    Dec. 31,
                                                                                      2002        2002        2001
                                                                                        $m    (pound)m    (pound)m
                                                                                   (note 2)                Audited
--------------------------------------------------------------------------------------------------------------------
Assets
 Cash and cash equivalents                                                              520         341          14
 Secured cash deposits restricted for more than one year                                 18          12          20
 Trade receivables (net of allowance for doubtful accounts of(pound)16m in 2002 and     178         117         116
  2001)
 Other receivables                                                                      136          89         112
 Prepaid expenses                                                                        76          50          33
                                                                                ------------------------------------
Total current assets                                                                    928         609         295
 Investments in affiliates, accounted for under the equity method, and related
    receivables                                                                         825         541         547
 Property and equipment (less accumulated depreciation of(pound)2,118m in 2002 and
    (pound)1,873m in 2001)                                                            5,302       3,478       3,473
 Goodwill (less accumulated amortization of(pound)382m in 2002 and 2001)              2,884       1,892       1,892
 Inventory                                                                              116          76          67
 Other assets (less accumulated amortization of(pound)56m in 2002 and(pound)47m
     in 2001)                                                                            77          50          58

                                                                                ------------------------------------
Total assets                                                                         10,132       6,646       6,332
                                                                                ====================================

Liabilities and shareholders' equity
 Accounts payable                                                                       226         148         109
 Other liabilities                                                                      559         367         410
 Deferred income                                                                        163         107         114
                                                                                ------------------------------------
Total current liabilities                                                               948         622         633
 Deferred tax                                                                           166         109         113
 Debt                                                                                 8,338       5,469       4,897
 Capital lease obligations                                                              343         225         238

                                                                                ------------------------------------
Total liabilities                                                                     9,795       6,425       5,881
                                                                                ------------------------------------

                                                                                ------------------------------------
Minority interests                                                                      (2)         (1)           -
                                                                                ------------------------------------

Shareholders' equity
 Ordinary shares, 10 pence par value;
   4,300 million authorized and 2,873 million shares issued and outstanding             438         287         287
 Limited voting convertible ordinary shares, 10 pence par value;
   300 million shares authorized and 82 million shares issued
   and outstanding                                                                       12           8           8
 Additional paid-in capital                                                           6,440       4,224       4,224
 Accumulated deficit                                                                (6,537)     (4,288)     (4,104)
 Accumulated other comprehensive income                                                (14)         (9)          37
                                                                                ------------------------------------
                                                                                        339         222         452

 Ordinary shares held in trust for the Telewest Restricted Share
   Scheme and the Telewest Long-Term Incentive Plan; (1 million shares in 2001)           -           -         (1)

                                                                                ------------------------------------
Total shareholders' equity                                                              339         222         451
                                                                                ------------------------------------

                                                                                ------------------------------------
Total liabilities and shareholders' equity                                           10,132       6,646       6,332
                                                                                ====================================

See accompanying notes to the unaudited condensed consolidated financial statements.

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Telewest Communications plc
US GAAP Unaudited Condensed Consolidated Financial Statements
--------------------------------------------------------------------------------

Unaudited Condensed Consolidated Statements of Cash Flow
--------------------------------------------------------------------------------------------------------------------
                                                                                     6 months   6 months   6 months
                                                                                        ended      ended      ended
                                                                                     June 30,   June 30,   June 30,
                                                                                         2002       2002       2001
                                                                                           $m   (pound)m   (pound)m
                                                                                     (note 2)
--------------------------------------------------------------------------------------------------------------------
Net loss                                                                                (280)      (184)      (427)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities
   Depreciation                                                                           375        246        230
   Amortization of goodwill                                                                 -          -         91
   Amortization of deferred financing costs and issue discount on Senior Discount          84         55         45
   Debentures
   Deferred tax credit                                                                    (6)        (4)        (5)
   Unrealized (gains)/losses on foreign currency translation                            (128)       (84)          5
   Accrued share-based compensation (credit)/cost                                         (2)        (1)          1
   Extraordinary loss on extinguishment of debt                                             -          -         15
   Share of net losses/(profits) of affiliates                                              2          1        (5)
   Loss on disposal of other assets (net)                                                   -          -          4

Changes in operating assets and liabilities :
   Change in receivables                                                                  (8)        (5)        (4)
   Change in prepaid expenses                                                              27         18       (13)
   Change in other assets                                                                  11          7       (54)
   Change in accounts payable                                                            (60)       (39)         30
   Change in other liabilities                                                           (35)       (23)         17

                                                                                   ---------------------------------
Net cash used in operating activities                                                    (20)       (13)       (70)
                                                                                   ---------------------------------

Cash flows from investing activities
   Cash paid for property and equipment                                                 (400)      (263)      (272)
   Additional investments in and loans to affiliates                                        -          -       (22)
   Repayment of loans made to joint ventures                                               15         10         25
   Disposal of subsidiaries                                                                15         10         10
   Cash disposed of with subsidiaries                                                       -          -        (2)
   Disposal of affiliate                                                                   21         14          -

                                                                                   ---------------------------------
Net cash used in investing activities                                                   (349)      (229)      (261)
                                                                                   ---------------------------------

Cash flows from financing activities
   Net repayment of borrowings under old credit facilities                                  -          -      (136)
   Net proceeds from borrowings under new facilities                                      732        480        410
   Net proceeds from disposal of forward contracts                                        160        105          -
   Proceeds from issue of Accreting Convertible Notes due 2003                              -          -         30
   Proceeds from exercise of share options                                                  -          -          5
   Repayment of other borrowings                                                          (4)        (3)          -
   Release of restricted deposit                                                           12          8          -
   Capital element of finance lease repayments                                           (32)       (21)       (26)

                                                                                   ---------------------------------
Net cash provided by financing activities                                                 868        569        283
                                                                                   ---------------------------------

Net increase/(decrease) in cash and cash equivalents                                      499        327       (48)

Cash and cash equivalents at beginning of period                                           21         14         60

                                                                                   ---------------------------------
Cash and cash equivalents at the end of period                                            520        341         12
                                                                                   =================================

See accompanying notes to the unaudited condensed consolidated financial statements

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Telewest Communications plc
US GAAP Unaudited Condensed Consolidated Financial Statements
--------------------------------------------------------------------------------

Unaudited Condensed Consolidated Statement of Shareholders' Equity and
Comprehensive Income
--------------------------------------------------------------------------------------------------------------------
                                        Ordinary  Limited    Shares Additional          Other  Accumulated    Total
                                          shares   voting      held    paid-in  comprehensive      deficit
                                                   shares  in trust    capital         income
                                        (pound)m (pound)m  (pound)m   (pound)m       (pound)m     (pound)m (pound)m
                                                                                     (note 5)
--------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                 287        8       (1)      4,224             37      (4,104)      451
                                       -----------------------------------------------------------------------------

 Net loss for the period                       -        -         -          -              -        (184)    (184)
 Unrealized gain/(loss) on derivative
  financial instruments:
   De-designation of hedges on debt
   principal amounts                           -        -         -          -           (53)            -     (53)
   Current period increases in fair
   value                                       -        -         -          -              8            -        8
   Amortization of cash flow hedges            -        -         -          -            (1)            -      (1)
                                       -----------------------------------------------------------------------------
Total comprehensive income                     -        -         -          -           (46)        (184)    (230)
                                       -----------------------------------------------------------------------------

 Shares issued                                 -        -         1          -              -            -        1


                                       -----------------------------------------------------------------------------
Balance at June 30, 2002                     287        8         -      4,224            (9)      (4,288)      222
                                       =============================================================================





See accompanying notes to the unaudited condensed consolidated financial statements.

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Telewest Communications plc
US GAAP Unaudited Condensed Consolidated Financial Statements
--------------------------------------------------------------------------------

Notes to the Unaudited Condensed Consolidated Financial Statements

1.       Principal activities

         The principal activities of Telewest Communications plc ("Telewest", the "Company", "we", "our", and "us") are the provision of voice, video, data and internet services across multiple platforms and the supply of content and services to the United Kingdom ("UK") pay-television and on-line markets.

2.       Basis of presentation

         The unaudited, condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         The condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 as filed with the Securities and Exchange Commission ("SEC") on July 1, 2002. In the opinion of the Company's management, the accompanying unaudited condensed consolidated financial statements have been prepared on a basis substantially consistent with the audited financial statements and contain adjustments, all of which are of a normal recurring nature, to present fairly its financial position as of June 30, 2002 and its results of operations and cash flows for the three-month and six-month periods ended June 30, 2002 and 2001. Interim results are not necessarily indicative of results for the financial year.

         The economic environment and currency in which Telewest operates is the UK, and hence its reporting currency is pounds sterling ((pound)). Certain financial information as of and for the three-month and six-month periods ended June 30, 2002 has been translated into US dollars ($), with such US dollar amounts being unaudited and presented solely for the convenience of the reader, at the rate of $1.5245 = (pound)1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on Friday, June 28, 2002, being the last business day before June 30, 2002. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.

         The unaudited, condensed consolidated financial statements include the accounts of the Company and those of its majority-owned subsidiaries (the "Group"). All significant inter-company accounts have been eliminated upon consolidation.

         These financial statements have been prepared on a going concern basis. On the basis of cash flow information that they have prepared, the directors consider that the Group will continue to operate within the Senior Secured Facility currently agreed with its bankers and available for a period of at least twelve months following the date of issue of these financial statements. The Group's debt obligations begin to mature in late 2003 and as stated in our letter to shareholders dated July 4, 2002 the directors are currently considering their options to allow the Group to meet these obligations and stabilize its medium to longer term financial position. In addition, over the next twelve months, the margin of facilities over requirements is not large and consistent delivery of budget is necessary to ensure continued compliance with the terms of the covenants within the Senior Secured Facility. Inherently, there can be no certainty in relation to any of these matters. These financial statements do not include any adjustments that would result from this going concern basis of preparation being inappropriate.

         The Group regularly monitors its ongoing ability to draw down under the facilities, which is dependent on satisfying financial covenants. As with most growth businesses, further increases in business performance and profitability are necessary to ensure continued compliance with the terms of the covenants. However, as with any forecast information, the principal assumptions are clearly subject to a high degree of risk, in particular the Group's ability to increase revenues in accordance with its plans.

         The Group faces the following significant risks and uncertainties:

o        continued ability to raise finance to fund its operations;

o successful execution of its long-term business plan, which in turn will affect the Group's ability to raise further finance under the Senior Secured Facility (see below);

o the need to meet financial and other covenants relating to debt instruments which have already been issued; and

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Telewest Communications plc
US GAAP Unaudited Condensed Consolidated Financial Statements
--------------------------------------------------------------------------------

Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

o the downgrading of the Group's corporate credit ratings and the ratings of its outstanding debt is likely to increase its cost of borrowing and may mean that it will not be able to make future borrowings.



3.       Segmental information

         The Company applies Statement of Financial Accounting Standard No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision-making group is the Board of Directors. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and services in different markets. We operate in two main segments: Cable and Content. The Cable segment of our business can be subdivided, for revenue purposes only, between four product ranges: Cable Television, Consumer Telephony, Internet and other, and Business Services. The Internet and other unit comprises internet sales and sales of cable publications. The Content segment provides entertainment content, interactive and transactional services to the UK pay-television and internet markets.

          The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in our financial statements. The Company changed the structure of its segmental analysis table with effect from September 30, 2001 and certain corresponding information from the previous year has been restated to reflect the change in structure.

         The following table presents summarized financial information relating to the reportable segments for the three and six-month periods ended June 30, 2002 and 2001, respectively:

Unaudited segmental information
--------------------------------------------------------------------------------------------------------------------
                                           3 months     3 months     3 months    6 months     6 months     6 months
                                              ended        ended        ended       ended        ended        ended
                                           June 30,     June 30,     June 30,    June 30,     June 30,     June 30,
                                               2002         2002         2001        2002         2002         2001
                                                 $m     (pound)m     (pound)m          $m     (pound)m     (pound)m
                                           (note 2)                              (note 2)
--------------------------------------------------------------------------------------------------------------------
CABLE
--------------------------------------------------------------------------------------------------------------------
Cable television                                134           88           80         264          173          158
Consumer  telephony                             191          125          121         383          251          241
Internet and other                               27           18            9          51           34           16
                                        ----------------------------------------------------------------------------
Total Consumer Division                         352          231          210         698          458          415
Business Services Division                      117           77           74         218          143          136
                                        ----------------------------------------------------------------------------
Third party revenue                             469          308          284         916          601          551
Operating costs and expenses                  (317)        (208)        (210)       (631)        (414)        (422)
Depreciation                                  (193)        (127)        (113)       (369)        (242)        (223)
Amortization of goodwill                          -            -         (21)           -            -         (41)
                                        ----------------------------------------------------------------------------
Operating loss                                 (41)         (27)         (60)        (84)         (55)        (135)
                                        ============================================================================
Share of net (losses)/profits of
affiliates                                        -            -            -           -            -            -
Investment in affiliates                          9            6            6           9            6            6
Additions to property and equipment             178          117          161         365          240          308
Goodwill                                      2,015        1,322        1,357       2,015        1,322        1,357
Total assets                                  8,121        5,327        5,081       8,121        5,327        5,081
--------------------------------------------------------------------------------------------------------------------

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Telewest Communications plc
US GAAP Unaudited Condensed Consolidated Financial Statements
--------------------------------------------------------------------------------

Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

Unaudited segmental information (continued)
--------------------------------------------------------------------------------------------------------------------
                                           3 months     3 months     3 months    6 months     6 months     6 months
                                              ended        ended        ended       ended        ended        ended
                                           June 30,     June 30,     June 30,    June 30,     June 30,     June 30,
                                               2002         2002         2001        2002         2002         2001
                                                 $m     (pound)m     (pound)m          $m     (pound)m     (pound)m
                                           (note 2)                              (note 2)
--------------------------------------------------------------------------------------------------------------------
CONTENT
--------------------------------------------------------------------------------------------------------------------
Content Division                                 46           30           32          90           59           67
Inter-segmental *                               (6)          (4)          (1)        (11)          (7)          (5)
                                        ----------------------------------------------------------------------------
Third party revenue                              40           26           31          79           52           62
Operating costs and expenses                   (40)         (26)         (31)        (80)         (53)         (64)
Depreciation                                    (3)          (2)          (2)         (6)          (4)          (7)
Amortization of goodwill                                       -         (25)           -            -         (50)
                                        ----------------------------------------------------------------------------
Operating loss                                  (3)          (2)         (27)         (7)          (5)         (59)
                                        ============================================================================
Share of net (losses)/profits of affiliates     (8)          (5)          (1)         (2)          (1)            5
Investment in affiliates                        816          535          768         816          535          768
Additions to property and equipment               -            -            1           2            1            2
Goodwill                                        869          570        1,373         869          570        1,373
Total assets                                  2,011        1,319        2,282       2,011        1,319        2,282
--------------------------------------------------------------------------------------------------------------------
TOTAL
--------------------------------------------------------------------------------------------------------------------
Cable television                                134           88           80         264          173          158
Consumer  telephony                             191          125          121         383          251          241
Internet and other                               27           18            9          51           34           16
                                        ----------------------------------------------------------------------------
Total Consumer Division                         352          231          210         698          458          415
Business Services Division                      117           77           74         218          143          136
                                        ----------------------------------------------------------------------------
Total Cable Division                            469          308          284         916          601          551
Content Division                                 46           30           32          90           59           67
Inter-segmental *                               (6)          (4)          (1)        (11)          (7)          (5)
                                        ----------------------------------------------------------------------------
Total revenue                                   509          334          315         995          653          613
Operating costs and expenses                  (357)        (234)        (241)       (711)        (467)        (486)
Depreciation                                  (196)        (129)        (115)       (375)        (246)        (230)
Amortization of goodwill                          -            -         (46)           -            -         (91)
                                        ----------------------------------------------------------------------------
Operating loss                                 (44)         (29)         (87)        (91)         (60)        (194)
Other expense                                  (49)         (32)        (101)       (195)        (128)        (223)
Income tax benefit                                3            2            3           6            4            5
                                        ----------------------------------------------------------------------------
Net loss (2001 before extraordinary loss)      (90)         (59)        (185)       (280)        (184)        (412)
                                        ============================================================================
Share of net (losses)/profits of affiliates     (8)          (5)          (1)         (2)          (1)            5
Investments in affiliates                       825          541          774         825          541          774
Additions to property and equipment             178          117          162         367          241          310
Goodwill                                      2,884        1,892        2,730       2,884        1,892        2,730
Total assets                                 10,132        6,646        7,363      10,132        6,646        7,363

--------------------------------------------------------------------------------------------------------------------

* Inter-segmental revenues are revenues from sales in our Content Division which are costs in our Cable Division and are eliminated on consolidation.

4.       Share-based compensation cost

         Share-based compensation cost for employee share options is measured over the period of the performance criteria for such options under "Accounting for Stock Issued to Employees" ("APB 25") as the excess, if any, of the quoted market price of a company's shares over the amount an employee must pay to acquire the shares.

         During the three-month and six-month periods ended June 30, 2002 the Company's share price continued to decrease, resulting in a net compensation credit of (pound)0.8 million being recorded in respect of employee share options

--------------------------------------------------------------------------------
Telewest Communications plc
US GAAP Unaudited Condensed Consolidated Financial Statements
--------------------------------------------------------------------------------

Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

for both the three and six-month periods ended June 30, 2002 compared with a credit of (pound)0.4 million for the three-month period ended June 30, 2001 and a net compensation charge of (pound)1 million for the six-month period ended June 30, 2001. Share-based compensation cost will continue to fluctuate depending on the Company's share price movement.

5.       Accounting for derivative instruments and hedging activities

         At January 1, 2001 the Company adopted SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS 137 and 138. SFAS 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition at fair value of all derivative instruments as assets or liabilities in a company's balance sheet. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated a hedge and if so, the type of hedge and its effectiveness as a hedge.

         For derivatives, which are not designated as hedges, changes in fair value are recorded immediately in earnings. For derivatives designated as cash flow hedges, changes in fair value on the effective portion of a hedge are recorded within other comprehensive income ("OCI") until the hedged transaction occurs and are then recorded within earnings. Changes in the ineffective portion of a hedge are recorded immediately in earnings. For derivatives designated as fair value hedges, changes in fair value are recorded immediately in earnings. We did not, however, have any fair value hedges during the three-month and six-month periods ended June 30, 2002.

         We discontinue hedge accounting for derivative financial instruments when it is determined that the derivative instrument is no longer effective in offsetting changes in the cash flows of the hedged item; the derivative instrument expires or is sold; the derivative instrument is no longer designated as a hedging instrument, because it is no longer probable that a forecasted transaction will occur; a hedged firm commitment no longer meets the definition of a firm commitment; or our management determines that designation of the derivative instrument as a hedging instrument is no longer appropriate. The tests for determining the effectiveness of a cash flow hedge compare the amount and timing of the underlying economic exposure with the cash flows of the derivative instrument. We may continue to use derivative instruments to reduce our exposure to interest and currency fluctuations but be unable to meet the tests of effectiveness set out under SFAS 133.

         In the three-month period ended March 31, 2002, we determined that it was probable that forecasted future prepayments of principal against outstanding US dollar-denominated debt would not occur. Accordingly, the cumulative adjustment in OCI of (pound)53 million resulting from marking to market the derivative instruments has been reclassified from OCI to foreign exchange gains in the Statement of Operations. Subsequent adjustments of the carrying value of these instruments to fair value are taken directly to the Statement of Operations as incurred.

         In the six-month period ended June 30, 2002, we had the ability to terminate in-the-money derivative contracts that fluctuate in value. Such derivative contracts hedged our exposure to fluctuations in the US dollar/pound sterling exchange rates on our US dollar-denominated debt. In March 2002, we terminated certain of these derivative contracts with a nominal value of $950 million ((pound)655 million), netting (pound)74 million to us, and in May 2002 we terminated further derivative contracts with a nominal value of $367 million ((pound)253 million) realizing an additional (pound)30 million. In July 2002, we terminated further hedging arrangements with a nominal value of $1.3 billion ((pound)878 million) which will result in a total net cash outflow of (pound)43 million.

         In addition, in June 2002, we reviewed the effectiveness as hedges of the derivative instruments hedging our exposure to fluctuations in interest rates on our long-term bank debt. Our review concluded that continued designation of these instruments as hedges was no longer appropriate and hedge accounting was discontinued with immediate effect. The cumulative balance in OCI of (pound)23 million resulting from marking-to-market these instruments has been deferred and will be reclassified to the Statement of Operations in the period the forecasted transactions (i.e. interest payments) occur.

         During the six-month period ended June 30, 2002, we recorded a net (pound)46 million transfer from cumulative OCI to the Statement of Operations arising from the termination of derivative contracts as ineffective hedges, as described above. In the six-month period ended June 30, 2001, we recorded a (pound)67 million gain in fair value to cumulative OCI, consisting of a gain of (pound)6 million to short-term derivative liabilities and a (pound)61 million gain to long- term derivative assets.

         The Company continues to hedge some of its interest rate risk and some of its foreign currency risk on its Senior Secured Facility and US dollar-denominated debt instruments through the use of interest rate swaps, forward foreign exchange contracts and foreign currency swaps. The purpose of the derivative instruments is to provide a measure of stability over the

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Telewest Communications plc
US GAAP Unaudited Condensed Consolidated Financial Statements
--------------------------------------------------------------------------------

Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

Company's exposure to movements in interest rates and the US dollar/pound sterling exchange rate.



6.       Adoption of SFAS 142 "Goodwill and Other Intangible Assets"

          In July 2001, the Financial Accounting Standards Board issued SFAS 142, "Goodwill and Other Intangible Assets" which requires that goodwill arising from business combinations and intangible assets with indefinite lives are no longer amortized but are subject to annual review for impairment (or more frequently should indications of impairment arise). Goodwill associated with equity method investments will also no longer be amortized upon adoption of SFAS 142, but will be subject to impairment testing as part of the investment to which it relates in accordance with APB 18, "The Equity Method of Accounting for Investments in Common Stock". Separable intangible assets that do not have indefinite lives will continue to be amortized over their estimated useful lives and will be subject to review for impairment in accordance with SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". For goodwill and intangible assets acquired prior to July 1, 2001, the Group adopted SFAS 142 effective January 1, 2002. As of January 1, 2002 the Group had (pound)2,199 million of unamortized goodwill, (pound)1,892 million of which related to business combinations and (pound)307 million of which related to equity method investments. The adoption of SFAS 142 had no impact on the Company's financial position or results of operations.

           As required by SFAS 142, the standard has not been retroactively applied to the results for the period prior to adoption. A reconciliation of net loss for the three and six-month periods ended June 30, 2002 and 2001, as if SFAS 142 had been adopted as of January 1, 2001, is presented below:

--------------------------------------------------------------------------------------------------------------------------
                                                  3 months   3 months    3 months   6 months    6 months     6 months
                                                     ended      ended       ended      ended       ended        ended
                                                  June 30,   June 30,    June 30,   June 30,    June 30,     June 30,
                                                      2002       2002        2001       2002        2002         2001
                                                                (in millions except per share data)
                                                  (note 2)                          (note 2)
--------------------------------------------------------------------------------------------------------------------------
NET LOSS
--------------------------------------------------------------------------------------------------------------------------
Reported net loss (after extraordinary loss)         $(90)   (pound)(59)(pound)(185) $    (280) (pound)(184)  (pound)(427)
Add back amortization of goodwill                        -             -          46          -            -            91
                                                --------------------------------------------------------------------------
Adjusted net loss (after extraordinary loss)          (90)          (59)       (139)      (280)        (184)         (336)
                                                ==========================================================================

--------------------------------------------------------------------------------------------------------------------------
BASIC AND DILUTED NET LOSS PER SHARE
--------------------------------------------------------------------------------------------------------------------------
Reported net loss per share (after
extraordinary loss)                                 $(0.03)(pound)(0.02)(pound)(0.06)$    (0.10)(pound)(0.06)(pound)(0.15)
Add back amortization of goodwill                        -             -         0.01          -            -         0.03
                                                --------------------------------------------------------------------------
Adjusted net loss per share (after
extraordinary loss)                                 (0.03)        (0.02)       (0.05)     (0.10)       (0.06)       (0.12)
                                                ==========================================================================

7.       Recent developments

         On July 17, 2002, Liberty Media Inc. ("Liberty Media") informed us that it was withdrawing its three non-executive directors from our board of directors. Liberty Media holds 25.2% of our issued share capital and has the right to nominate up to three representatives to our board under corporate shareholder arrangements with us. Liberty Media said: "We are taking this action to eliminate any potential conflict of interest or appearance of a conflict in any upcoming restructuring discussions. The management and the remaining directors of Telewest continue to have our full support."

          We have been approached by a committee representing a significant proportion of our bonds (the "Bondholders' Committee"). The Bondholders' Committee has expressed the desire to work constructively with us to explore the possibility of bondholders participating in some form of reconstruction of the Company's balance sheet. We have not yet discussed any specific proposals with the Bondholders' Committee.

          The directors have concluded that it is in the Company's best interests to enter into discussions with the Bondholders' Committee and, if approached, Liberty Media, to establish whether a proposal that would command the support of the board is capable of being agreed. Our board will continue to explore all available options in order to arrive at a solution that is fair and equitable to all of our stakeholders. Detailed discussions will not begin until we have obtained the necessary waivers and consents from our banks.

          In view of the developments discussed above, a number of corporate safeguards have been put in place to ensure that the directors are able to operate impartially and in the best interests of the Company and all of its

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Telewest Communications plc
US GAAP Unaudited Condensed Consolidated Financial Statements
--------------------------------------------------------------------------------

Notes to the Unaudited Condensed Consolidated Financial Statements (continued)

stakeholders. An executive management team has been instructed and authorised by the board to conduct the detailed evaluation, development and negotiation of any proposals for the reorganisation of the Company's balance sheet and all alternatives thereto, (the executive management team will comprise the Group Managing Director and Finance Director and the Group Strategy Director and General Counsel, and the Company's Chairman will have a detailed day-to-day involvement in the work of the management team who will report to the board on a regular basis); and, as the directors are particularly conscious that any reconstruction proposals might involve an actual or perceived conflict between the interests of different stakeholders, for instance, shareholders, bondholders, banks, trade creditors, management and employees, they have established a committee to review any actual or perceived conflict and to make appropriate recommendations to the full board, (on this committee are the Company's Chairman and the three other independent non-executive members of the board).

         On July 31, 2002 we announced that Adam Singer, Chief Executive, would be leaving the Company and had resigned as a director of the board. Charles Burdick, the Group Finance Director, became Managing Director with immediate effect.

          On August 5, 2002, Moody's Investors Service, Inc. ("Moody's") lowered our senior implied rating one level to "Caa2" from "Caa1" and our senior unsecured issuer rating one level to "Ca" from "Caa." In addition, Moody's lowered our senior unsecured bond rating to "Ca" from "Caa3." Moody's outlook on our credit remains negative. On August 6, 2002, Standard & Poor's Corporation lowered our long-term corporate credit rating three levels to "CC."

          On August 13, 2002, we announced that a circular had been sent to our shareholders seeking their approval for the proposed disposal (the "Disposal") of the Group's 16.9% shareholding in SMG plc ("SMG".) There will be an extraordinary general meeting of the Company, to be held on September 4, 2002, for shareholders to vote on this proposal.

          In order to preserve our flexibility at a time of constrained capital markets, in the next twelve months we may wish to effect the Disposal as part of our efforts to address the Group's funding requirements and to make its financial position more secure. The circular seeks shareholders' approval in advance for the Disposal, and the actual sale of the shareholding will take place if and when we consider it appropriate to make such Disposal. The authority, if granted, would continue for a period of twelve months from the date of approval, i.e. until September 4, 2003.

          The value of our shareholding in SMG, based on the closing price of SMG shares on August 12, 2002 of 98p per SMG share, was (pound)52.0 million. The shareholding is used as security against a loan of (pound)28.3 million ((pound)33.3 million as of the date of our circular) made by The
Toronto-Dominion Bank to the Group.


8.       Commitments and contingencies

         The Company is party to various legal proceedings in the ordinary course of business which it does not believe will result, in the aggregate, in a material adverse effect on its financial position or results of operations.

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Telewest Communications plc
--------------------------------------------------------------------------------

      PART II: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         Set forth below is a discussion of our financial condition and results of operations for the three-month and six-month periods ended June 30, 2001 and 2002 based upon financial information prepared in accordance with US GAAP.

         References in this discussion to the "Group," "we," "us," and "our," are to Telewest and its consolidated subsidiaries as at, or for, the specified date or period.



Critical Accounting Policies

         There have been no changes to our critical accounting policies since December 31, 2001, as reported in our Form 20-F filed with the SEC on July 1, 2002.



Results of Operations

Three and six-month periods ended June 30, 2001 and 2002



Revenue

         We operate in two main segments: Cable and Content. The Cable segment of our business is subdivided, for revenue purposes only, into four units: Cable Television, Consumer Telephony, Internet and other, and Business Services Division. The Content segment provides entertainment content, interactive and transactional services to the UK pay-TV and internet markets.

         Our consolidated revenue increased by (pound)19 million or 6.0% from (pound)315 million in the three-month period ended June 30, 2001 to (pound)334 million in the three-month period ended June 30, 2002 and by (pound)40 million or 6.5% from (pound)613 million in the six-month period ended June 30, 2001 to (pound)653 million in the six-month period ended June 30, 2002. These increases were attributable to growth in our Consumer Division and Business Services Division offset by a reduction in our Content Division, mainly due to the closure or sale of non-core businesses.

Residential Services Revenue (Consumer Division)

         Residential services revenue represents a combination of cable television ("CATV") revenue and consumer cable telephony revenue and internet and other income.

         Our Consumer Division revenue increased by (pound)21 million or 10.0% from (pound)210 million for the three-month period ended June 30, 2001 to (pound)231 million for the three-month period ended June 30, 2002 and by (pound)43 million or 10.4% from (pound)415 million in the six-month period ended June 30, 2001 to (pound)458 million in the six-month period ended June 30, 2002. These increases were attributable to an increase in customer homes connected and an increase in average monthly revenue per household, which was achieved by enhancement of our customer mix towards "triple play", subscribers to CATV, telephone and broadband internet, and selected price rises.

          Total customer homes connected increased by 35,741 or 2.1% from 1,734,696 at June 30, 2001 to 1,770,437 at June 30, 2002. The increase in homes connected resulted particularly from the impact of our blueyonder broadband high-speed internet product, the continuing success of our Active Digital services and the launch of our Talk Unlimited telephony product in May 2001 together with lower churn rates experienced throughout the twelve- month period ended June 30, 2002 compared to the corresponding period in 2001. During the three-month period ended June 30, 2002 net customer homes connected fell by 13,052 mainly as a result of the consumer price rises introduced in the period and a less aggressive retention policy aimed at customers who wish to disconnect. Despite the customer losses during the three-month period ended June 30, 2002, overall household penetration increased by 1.0 percentage point from 36.7% at June 30, 2001 to 37.7% at June 30, 2002.

          Average monthly revenue per household increased by (pound)2.66 or 6.8% from (pound)39.29 in the three-month period ended June 30, 2001 to (pound)41.95 for the three-month period ended June 30, 2002 and by (pound)2.65 or 6.8% from (pound)39.07 in the six-month period ended June 30, 2001 to (pound)41.72 in the six-month period ended June 30, 2002. The increase in average monthly revenue per subscriber is attributable to an increase in dual or triple penetration (i.e. the proportion of homes subscribing to any two or all three of our CATV, residential telephony and high-speed internet services), higher call volumes in

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Telewest Communications plc
US GAAP Analysis of Financial Conditions and Results
--------------------------------------------------------------------------------

residential telephony, higher subscriber revenues generated by Active Digital versus analogue television services and retail price increases in our basic CATV price in July 2001 and April 2002. Dual or triple penetration, which results from the continued market acceptance of combined CATV, telephony and high-speed internet packages, grew by 3.0 percentage points to 69.9% at June 30, 2002 from 66.9% at June 30, 2001. As at June 30, 2002 "triple play" customers totalled 129,192 and accounted for 7.3% of our total customer base.

         The competitive nature of the markets in which the Consumer Division operates will continue to restrict our ability to increase retail prices. Nevertheless, following price rises by our competitors, we introduced selected price rises across our CATV, telephony and internet product range in April 2002. For example, the "starter" digital TV pack, which includes a telephone line, has risen by (pound)2.00 to (pound)11.49. Other digital basic TV packages have risen by (pound)1.50 and the monthly price of our unmetered dial-up internet service, SurfUnlimited, has risen by (pound)2.00 to (pound)12.00. Our broadband internet service, blueyonder, remains at (pound)25.00 per month, if subscribed to in addition to our Active Digital or residential telephony services. We believe that our bundled offerings still remain competitive when compared with those offered by other operators.

         Cable Television Revenue

         Cable television revenue increased by (pound)8 million or 10.0% from (pound)80 million for the three-month period ended June 30, 2001 to (pound)88 million for the three-month period ended June 30, 2002 and by (pound)15 million or 9.5% from (pound)158 million for the six-month period ended June 30, 2001 to (pound)173 million for the six-month period ended June 30, 2002. The increases were principally attributable to an increase in the number of CATV subscribers connected, retail price increases introduced in July 2001 and April 2002, and lower churn rates experienced during the twelve-month period ended June 30, 2002, offset in part by lower subscriber revenues from our analogue services. As noted above, although the competitive nature of the television market will continue to restrict our ability to increase retail prices, certain increases were introduced in April 2002. Following the April 2002 price rises and changes in our retention policy as discussed above, net CATV disconnections for the three-month period ended June 30, 2002 were 25,117. CATV subscriber growth was also impacted by a shift in targeted marketing towards broadband rather than digital TV. Marketing of our TV services is expected to increase towards the end of the third quarter as we are introducing our digital TV services to the former Eurobell franchises in the South-West of the UK.

         Total CATV subscribers connected increased by 20,543 or 1.6% from 1,312,540 at June 30, 2001 to 1,333,083 at June 30, 2002. The increase in subscribers resulted from the continuing success of Active Digital and lower churn rates experienced in the twelve-month period ended June 30, 2002 compared with the corresponding period in 2001.

         As at June 30, 2002 we had an installed base of 818,780 digital subscribers, an increase of 254,347 or 45.1% compared with 564,433 as at June 30, 2001. Active Digital, comprised of a wide array of TV and radio channels, pay-per-view movies, interactive services and TV e-mail, has been rolled out in all franchise areas, excluding the Eurobell areas and our Cabletime areas where we currently offer only analogue services. As noted above, it is expected that we will begin rolling out Active Digital into some of our Eurobell areas in the third quarter of 2002.

          At June 30, 2002, 61.4% of all customer homes connected for CATV subscribed to Active Digital and 38.6% subscribed to our analogue TV product. This compares with 43.0% and 57.0%, respectively, at June 30, 2001. Excluding the Eurobell areas, our Active Digital services are taken by 64.6% of our CATV subscribers compared with 35.4% for analogue subscribers.

         Average monthly revenue per CATV subscriber (combined digital and analogue), increased by (pound)1.11 or 5.5% from (pound)20.36 for the three-month period ended June 30, 2001 to (pound)21.47 for the three-month period ended June 30, 2002 and by (pound)0.92 or 4.5% from (pound)20.23 for the six-month period ended June 30, 2001 to (pound)21.15 for the six-month period ended June 30, 2002, primarily due to the increase in the number of our Active Digital subscribers and price rises across our basic packages which were introduced in July 2001 and April 2002, offset in part by an increased percentage of subscribers choosing lower-priced service offerings. Average monthly revenue for digital CATV subscribers was (pound)23.50 for the six-month period ended June 31, 2002 compared with (pound)22.75 for the six-month period ended June 30, 2001, which reflects the actively managed change in the mix between premium and basic packages. For example, approximately 86% of our Active Digital subscribers at June 30, 2002 were taking "basic only" packages compared to approximately 70% at June 30, 2001. Due to the higher cost of the premium channels this increase in "basic only" packages reflects in higher margins being achieved for our CATV products. Average monthly revenue for digital CATV subscribers at (pound)23.50 for the six-month period ended June 30, 2002 compared with (pound)18.91 for analogue CATV subscribers. From August 2002, the monthly price of the digital starter pack is being increased from (pound)11.49 to (pound)15 for new acquisitions as we focus on improving the package mix of our subscribers. There will be no price change for existing subscribers.

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Telewest Communications plc
US GAAP Analysis of Financial Conditions and Results
--------------------------------------------------------------------------------

         Product penetration increased 0.7 percentage points from 27.7% at June 30, 2001 to 28.4% at June 30, 2002 as a result of improved customer take up of Active Digital packages and a reduction in churn throughout the year then ended. Average CATV subscriber churn improved 1.1 percentage points from 21.8% in the twelve-month period ended June 30, 2001 to 20.7% in the twelve-month period ended June 30, 2002. We believe that this reduction in churn is principally attributable to overall improved customer satisfaction with our products, services and pricing, and improvements in our customer service.

         We launched our enhanced TV platform with "red button" functionality during the three-month period ended June 30, 2002. The new functionality allows our digital customers to interact with any eTV enabled programming. The service has been well received by our subscribers with 50% of digital customers accessing the World Cup service, 43% accessing the Wimbledon service and over 850,000 Big Brother votes being registered.

         Consumer Telephony Revenue

         Consumer telephony revenue increased by (pound)4 million or 3.3% from (pound)121 million for the three-month period ended June 30, 2001 to (pound)125 million for the three-month period ended June 30, 2002 and by (pound)10 million or 4.1% from (pound)241 million for the six-month period ended June 30, 2001 to (pound)251 million for the six-month period ended June 30, 2002. The increase in consumer telephony revenue was primarily due to increases in the number of residential telephony customers and lines and selected price rises. We believe that residential telephony usage was negatively affected by approximately (pound)2.5, million in the week of the double Jubilee bank holiday in June, which also coincided with some World Cup England games.

         The number of residential telephony subscribers increased by 48,179 or 3.1% from 1,577,826 at June 30, 2001 to 1,626,005 at June 30, 2002, and the
number of residential lines increased by 7,236 or 0.4% from 1,738,589 at June 30, 2001 to 1,745,825 at June 30, 2002. The increases in the number of residential telephony subscribers and residential lines resulted from the impact of the take-up of Talk Unlimited and a decrease in subscriber churn, both leading to higher product penetration, offset in part by a decrease in second line penetration at June 30, 2002 compared with a year earlier.

          Talk Unlimited, which was launched in May 2001, is the only 24-hour flat-rate unmetered residential voice service available for local and national calls in the UK and accounted for 300,325 subscribers or 18.5% of our total telephony subscribers at June 30, 2002. This service, charged at a flat rate of (pound)25.00 per month including digital television, is successful in attracting new subscribers to our products and is available in all of our franchise areas.

           Although residential subscribers decreased by 9,510 during the three-month period ended June 30, 2002 following price rises in April 2002, average subscriber churn improved by 1.4 percentage points from 18.2% for the twelve-month period ended June 30, 2001 to 16.8% for the twelve-month period ended June 30, 2002. We believe this reduction in churn is principally attributed to overall improved customer satisfaction with our products, services and pricing and improvements in our customer service.

           Consumer telephony product penetration increased to 34.6% as at June 30, 2002 compared with 33.5% as at June 30, 2001. Second line penetration decreased to 7.4% as at June 30, 2002 from 10.2% as at June 30, 2001, in part due to the price increases for second lines during the year ended June 30, 2002 and the migration of dial-up internet subscribers to our blueyonder broadband internet service.

           Average monthly revenue per line increased by 1.3% from (pound)22.78 for the three-month period ended June 30, 2001 to (pound)23.08 for the three-month period ended June 30, 2002 and increased by 2.3% from (pound)22.66 for the six-month period ended June 30, 2001 to (pound)23.17 for the six-month period ended June 30, 2002. Although average call volumes increased by approximately 7% year on year, our average revenue per minute only increased by approximately 1% over the same period. While we benefited from our simplified tariff known as "3-2-1-Free" and a growing number of calls made to mobile operators, boosting telephony revenue per minute, these factors were offset by the effects of price competition on our telephony charges and a change in the mix of calls made by our telephony subscribers, particularly the approximately 24% increase in the percentage of calls made to Internet Service Providers ("ISPs") at lower rates (or at no charge, in the case of our own SurfUnlimited subscribers) and free cable-to-cable local calls.

         Internet and Other Revenue

         Internet and other revenue, which arises wholly in our Consumer Division, increased by (pound)9 million or 100% from (pound)9 million in the three-month period ended June 30, 2001 to (pound)18 million in the three-month period ended June 30, 2002 and by (pound)18 million or 112.5% from (pound)16 million in the six-month period ended June 30, 2001 to (pound)34 million in the six-month period ended June 30, 2002. These increases are due primarily to an increase in internet income, which increased by (pound)12 million to (pound)17 million in the three-month period ended June 30, 2002 from (pound)5 million in

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Telewest Communications plc
US GAAP Analysis of Financial Conditions and Results
--------------------------------------------------------------------------------

the three-month period ended June 30, 2001 and by (pound)20 million to (pound)31 million in the six-month period ended June 30, 2002 from (pound)11 million in the six-month period ended June 30, 2001.

       We began re-marketing our 512kb high-speed internet service for home personal computers, "blueyonder broadband internet," on a national basis from the start of 2001, and on June 17, 2002 we announced the launch of our new 1,024kb (i.e. 1Mb) blueyonder broadband internet service. The number of blueyonder broadband internet subscribers increased by 146,252 from 31,142 at June 30, 2001 to 177,394 (including 7,935 subscribers to our 1Mb service) at June 30, 2002. With the exception of our Eurobell and Cabletime areas, we now have full coverage across all of our regions. We currently expect to begin rolling out blueyonder broadband internet to some of our Eurobell subscribers during the three-month period ending September 30, 2002.

        We charge (pound)35.00 per month for our 512kb and (pound)39.99 for our 1Mb blueyonder broadband internet services on a stand-alone basis or (pound)25.00 and (pound)35.00, respectively, if purchased in addition to our CATV and/or telephony services. As such, our blueyonder broadband internet customers significantly contribute to the growth in our average monthly revenue and 129,192 customers or 72.8% of our blueyonder broadband internet customers also take both cable television and telephony services from us.

       Dial-up internet subscribers to our blueyonder SurfUnlimited product, the UK's first un-metered internet access service, together with our blueyonder pay-as-you-go metered internet service increased by 38,911 or 14.6% from 267,297 at June 30, 2001 to 306,208 at June 30, 2002.

         Other revenues are derived from the sales of cable publications and contributed (pound)1 million of revenues in the three-month period ended June 30, 2002 compared with (pound)4 million in the three-month period ended June 30, 2001 and (pound)3 million in the six-month period ended June 30, 2002 compared with (pound)5 million in the six-month period ended June 30, 2001.

Business Services Revenue (Business Division)

         Business Services Division revenue increased by (pound)3 million or 4.0% from (pound)74 million for the three-month period ended June 30, 2001 to (pound)77 million for the three-month period ended June 30, 2002 and by (pound)7 million or 5.1% from (pound)136 million for the six-month period ended June 30, 2001 to (pound)143 million for the six-month period ended June 30, 2002. These increases resulted from the increased sales of voice and data services, primarily to Small to Medium-sized Enterprises ("SMEs") and increased revenues contributed by our Carrier Services Unit, offset in part by a decrease in average monthly revenue per line from our business customers. Excluding our Carrier Services Unit, revenues increased by (pound)1 million or 1.8% from (pound)56 million for the three-month period ended June 30, 2001 to (pound)57 million for the three-month period ended June 30, 2002 and by (pound)6 million or 5.6% from (pound)107 million for the six-month period ended June 30, 2001 to (pound)113 million for the six-month period ended June 30, 2002.

         The increase in the sale of voice and data services resulted primarily from an increase in the number of business customers accounts using these services and the number of lines used by those accounts. Business customer accounts increased by 5,008 accounts or 7.2% from 69,282 at June 30, 2001 to 74,290 at June 30, 2002. Business telephony lines increased by 45,890 lines or 11.1% from 413,808 at June 30, 2001 to 459,698 at June 30, 2002.

         The Business Division continues to benefit from growth in the provision of data services across all market segments with the launch of IPVPN (Internet Protocol Virtual Private Network) - a secure and scalable private network solution that enables companies to send voice, video and data through one single, efficient connection.

         Our Carrier Services Unit, which provides our fiber optic National Network to other carriers and operators, thereby exploiting our fixed network investment by providing new revenues at higher margins, contributed (pound)20 million of revenue for the three-month period ended June 30, 2002 compared with (pound)18 million for the corresponding period in 2001 and (pound)30 million for the six-month period ended June 30, 2002 compared with (pound)29 million for the corresponding period in 2001. Revenue in the six-month period ended June 30, 2002 benefited from the recognition of (pound)8 million from an Atlantic Telecommunications contract, previously deferred and being recognised over 20 years. Atlantic Telecommunications was placed in administration and therefore this contract was released from its terms, allowing us to credit the undeferred revenue in the current period. Revenues from this unit tend to be derived from a relatively small number of high value, short and long-term contracts and can therefore fluctuate from period to period.

         Average monthly revenue per line decreased by (pound)1.95 or 4.4% from (pound)44.25 for the three-month period ended June 30, 2001 to (pound)42.30 for the three-month period ended June 30, 2002 and by (pound)3.73 or 8.2% from (pound)45.72 for the six-month period ended June 30, 2001 to (pound)41.99 for the six-month period ended June 30, 2002, due to increased competition in the marketplace.

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Telewest Communications plc
US GAAP Analysis of Financial Conditions and Results
--------------------------------------------------------------------------------

         During 2001, we launched our high-speed broadband internet service for small businesses, blueyonder workwise, which reached nearly 3,000 subscribers by June 30, 2002. In August 2001, we introduced the first hosted Microsoft Exchange service by any network operator in Europe. This service is available through the blueyonder workwise portal and had achieved approximately 4,600 sales by June 30, 2002.

Content Division Revenue

     Our Content Division's net revenue decreased by (pound)5 million or 16.1% from (pound)31 million for the three-month period ended June 30, 2001 to (pound)26 million for the three-month period ended June 30, 2002 and by (pound)10 million or 16.1% from (pound)62 million for the six-month period ended June 30, 2001 to (pound)52 million for the six-month period ended June 30, 2002. These revenues are after eliminating inter-divisional trading between Flextech and Telewest of (pound)1 million and (pound)5 million for the three and six-month periods ended June 30, 2001, respectively, and (pound)4 million and (pound)7 million for the three and six-month periods ended June 30, 2002, respectively. Before elimination of this inter-divisional trading, the Content Division's revenue decreased by (pound)2 million or 6.3% from (pound)32 million for the three-month period ended June 30, 2001 to (pound)30 million for the three-month period ended June 30, 2002 and by (pound)8 million or 11.9% from (pound)67 million for the six-month period ended June 30, 2001 to (pound)59 million for the six-month period ended June 30, 2002.

     The six-month period ended June 30, 2001 included revenues from HSNDI and Screenshop, which were either closed down or sold during 2001. The period also included a substantial Government grant payment in respect of the set-up of Living Health, our broadband interactive TV health service and was the last period before BSkyB's analogue switch-off, which has affected revenues from the sale of spare analogue transponder capacity. The revenue from all these items was (pound)12 million for the six-month period ended June 30, 2001 compared to (pound)1 million for the six-month period ended June 30, 2002.

     Our Content Division's subscription revenue increased marginally for the three-month period ended June 30, 2002 over the corresponding period last year and increased by (pound)1 million for the six-month period ended June 30, 2002 compared with the six-month period ended June 30, 2001. Our share of the revenue of UKTV (our joint venture with BBC Worldwide) increased marginally to (pound)16 million for the three-month period ended June 30, 2002 and by (pound)1 million or 3.1% from (pound)32 million for the six-month period ended June 30 2001 to (pound)33 million for the six-month period ended June 30, 2002. These increases resulted primarily from an increase in the number of homes which were receiving programming from our Content Division until the closure of ITV Digital on April 30, 2002 (see below), offset in part by lower subscription rates from Sky Digital subscribers. As at June 30, 2002, due to the closure of ITV Digital, the number of homes receiving programming from our Content Division had fallen to
9.5 million from 10.2 million at June 30, 2001.

        The closure of ITV Digital (formerly ONdigital, a joint venture between Carlton Communications plc and Granada Group plc) on April 30, 2002 has negatively affected the revenues of UKTV. The effect of the closure on the Content Division's share of revenue is approximately (pound)1.5 million per quarter. As a result of the closure of ITV Digital, UKTV has announced that one of its channels, Play UK, is to close at the end of the year. None of the Content Division's wholly owned channels were carried on the ITV Digital platform.

     Advertising revenue, within total Content Division revenue and including our share of UKTV's advertising revenue, increased by 7.9% during the three-month period ended June 30, 2002 over the three-month period ended June 30, 2001 and by 4.2% during the six-month period ended June 30, 2002 over the six-month period ended June 30, 2001. Our share of total United Kingdom television national advertising revenues increased from 3.2% for the six-month period ended June 30, 2001 to 3.4% for the six-month period ended June 30, 2002, an increase during a period which was marked by an overall decline in UK television national advertising revenue of 3% compared to the previous year. Our share of basic pay-television viewing fell from 22.1% in the six-month period ended June 30, 2001 to 20.7% in the six-month period ended June 30, 2002 due primarily to increased competition in the multi-channel market.



Operating Costs and Expenses

        Our operating costs and expenses before depreciation and amortization decreased by (pound)7 million or 2.9% from (pound)241 million in the three-month period ended June 30, 2001 to (pound)234 million in the three-month period ended June 30, 2002 and by (pound)19 million or 3.9% from (pound)486 million in the six-month period ended June 30, 2001 to (pound)467 million in the six-month period ended June 30, 2002, due to reduced consumer programming expenses, business and consumer telephony expenses, and content expenses partially offset by a small increase in selling, general and administrative costs.

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US GAAP Analysis of Financial Conditions and Results
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        Consumer programming expenses decreased by (pound)6 million or 15.8%
from (pound)38 million for the three-month period ended June 30, 2001 to (pound)32 million for the three-month period ended June 30, 2002 representing 13.7% of total operating costs before depreciation and amortization for the three-month period ended June 30, 2002, compared with 15.8% for the three-month period ended June 30, 2001. Consumer programming expenses decreased by (pound)10 million or 2.1% from (pound)75 million for the six-month period ended June 30, 2001 to (pound)65 million for the six-month period ended June 30, 2002 representing 13.9% of total operating costs before depreciation and amortization for the six-month period ended June 30, 2002, compared with 15.4% for the six-month period ended June 30, 2001. Decreased consumer programming expenses were principally the result of lower programming costs resulting from an increase in the number of our television subscribers choosing to subscribe to packages with fewer or no premium channels, and favorable renegotiations with certain programmers for content contracts, offset by increased costs of programming for our digital packages, which have more channels than their analogue counterparts.

        Business and consumer telephony expenses decreased by (pound)2 million or 3.3% from (pound)60 million for the three-month period ended June 30, 2001 to (pound)58 million for the three-month period ended June 30, 2002, representing 24.8% of total operating costs before depreciation and amortization for the three-month period ended June 30, 2002, compared with 25.0% for the three-month period ended June 30, 2001. Business and consumer telephony expenses decreased by (pound)8 million or 6.6% from (pound)121 million for the six-month period ended June 30, 2001 to (pound)113 million for the six-month period ended June 30, 2002, representing 24.2% of total operating costs before depreciation and amortization for the six-month period ended June 30, 2002, compared with 24.9% for the six-month period ended June 30, 2001. These decreases resulted principally from increased telephony penetration and the resulting increase in volume of traffic terminating on our network and was in part offset by the higher proportion of our total traffic terminating on mobile networks or third-party ISPs where interconnection charges result in higher unit termination costs.

        The Content Division's cost of sales decreased by (pound)4 million or 21.1% from (pound)19 million for the three-month period ended June 30, 2001 to (pound)15 million for the three-month period ended June 30, 2002, representing 6.4% of total operating costs before depreciation and amortization for the three-month period ended June 30, 2002 compared with 7.9% for the three-month period ended June 30, 2001. The Content Division's cost of sales decreased by (pound)7 million or 18.4% from (pound)38 million for the six-month period ended June 30, 2001 to (pound)31 million for the six-month period ended June 30, 2002, representing 6.6% of total operating costs before depreciation and amortization for the six-month period ended June 30, 2002 compared with 7.8% for the six-month period ended June 30, 2001. The Content Division's cost of sales consists principally of amortization costs of programming shown on its TV channels, direct costs associated with its advertising revenues, and costs of products sold through its web and transactional services. The Content Division's cost of sales was 57.7% of the Content Division's revenues for the three-month period ended June 30, 2002 compared with 61.3% for the three-month period ended June 30, 2001 and 59.6% of the Content Division's revenues for the six-month period ended June 30, 2002 compared with 61.3% for the six-month period ended June 30, 2001.

        Depreciation expense increased by (pound)14 million or 12.2% from (pound)115 million for the three-month period ended June 30, 2001 to (pound)129 million for the three-month period ended June 30, 2002 and by (pound)16 million or 7.0% from (pound)230 million for the six-month period ended June 30, 2001 to (pound)246 million for the six-month period ended June 30, 2002. These increases are primarily attributable to the increased capital expenditure associated with the roll-out of our Active Digital and high-speed internet products and write off of certain cancelled capital projects.

        Selling, general and administrative expenses ("SG&A") which include, among other items, salary and marketing costs, increased by (pound)5 million or 4.0% from (pound)124 million for the three-month period ended June 30, 2001 to (pound)129 million for the three-month period ended June 30, 2002 and by (pound)6 million or 2.4% from (pound)252 million in the six-month period ended June 30, 2001 to (pound)258 million in the six-month period ended June 30, 2002. On May 2, 2002, we announced that we were reducing our total staffing levels from approximately 10,500 to approximately 9,000. This is part of a group re-organization, which aims amongst other things to streamline management and flatten reporting lines. The increases in SG&A primarily reflected the net increase in employment costs due to redundancy charges following our announcement on May 2, 2002 offset by reductions in payroll costs from decreasing numbers of employees, and increased expense associated with the marketing of our broadband and digital products and was partially offset by decreases in other overhead expenses as we continue to achieve cost efficiencies across the Group. Redundancy costs incurred during the three-month period ended June 30, 2002 were approximately (pound)7 million and we anticipate that there will be further costs of a similar or greater magnitude in the third quarter of 2002 as we complete the redundancy consultation period. SG&A increased as a percentage of total operating costs, before depreciation and amortization from 51.4% for the three-month period ended June 30, 2001 to 55.1% for the three-month period ended June 30, 2002 and from 51.9% for the six-month period ended June 30, 2001 to 55.2% for the six-month period ended June 30, 2002. After capitalization to related property and equipment, staff costs increased to

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US GAAP Analysis of Financial Conditions and Results
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(pound)68 million for the three-month period ended June 30, 2002 from (pound)63 million for the three-month period ended June 30, 2001 and to (pound)135 million for the six-month period ended June 30, 2002 from (pound)126 million for the six-month period ended June 30, 2001, reflecting the redundancy costs offset by decreased ongoing payroll costs as we reduced headcount by some 800 employees from a base of approximately 11,000 as at June 30, 2001.

        Total labor and overhead costs capitalized in connection with new subscriber installations and enhancements to our networks remained constant at (pound)50 million for the three-month periods ended June 30, 2001 and June 30, 2002 and increased marginally by (pound)1 million from (pound)97 million for the six-month period ended June 30, 2001 to (pound)98 million for the six-month period ended June 30, 2002.

        Under SFAS 142, effective from January 1, 2002, goodwill arising from business combinations and intangible assets with indefinite lives are no longer amortized but are subject to annual review for impairment (or more frequently should indications of impairment arise). Goodwill associated with equity method investments will also no longer be amortized under SFAS 142 but will be subject to impairment testing as part of the investment to which it relates in accordance with APB 18. Accordingly, there was no charge for amortization of goodwill in the three and six-month periods ended June 30, 2002 compared to charges of (pound)46 million and (pound)91 million for the three and six-month periods ended June 30, 2001, respectively. No impairment resulted from the initial adoption of SFAS 142 on January 1, 2002.



Other Income/(Expense)

     Other expense, net of income, decreased by (pound)69 million or 68.3% from (pound)101 million for the three-month period ended June 30, 2001 to (pound)32 million for the three-month period ended June 30, 2002 and by (pound)95 million or 42.6% from (pound)223 million for the six-month period ended June 30, 2001 to (pound)128 million for the six-month period ended June 30, 2002. This consisted primarily of increased net foreign exchange gains and gains on disposals of investments in affiliates offset by increased net interest expense.

      Interest expense increased by (pound)21 million or 19.1% from (pound)110 million for the three-month period ended June 30, 2001 to (pound)131 million for the three-month period ended June 30, 2002 and by (pound)31 million or 14.0% from (pound)221 million for the six-month period ended June 30, 2001 to (pound)252 million for the six-month period ended June 30, 2002. These increases were primarily as a result of the additional interest expense incurred under our bank facilities with respect to additional borrowing to fund the continued roll-out of digital television and high-speed internet products and general working capital together and increased interest expense on our dollar-denominated debt due to the weakening of the US dollar against the pound sterling.

        Foreign exchange gains, net, increased by (pound)51 million from (pound)12 million in the three-month period ended June 30, 2001 to (pound)63 million in the three-month period ended June 30, 2002 and by (pound)93 million from a loss of (pound)9 million in the six-month period ended June 30, 2001 to a gain of (pound)84 million in the six-month period ended June 30, 2002. These gains were primarily the result of the release of (pound)53 million from OCI, as descibed in note 5 above "Accounting for derivative instruments and hedging activities", together with the result of the US dollar significantly weakening against the pound sterling during the three and six-month periods ended June 30 2002. In previous periods our dollar-denominated debt was substantially hedged. Following the termination of certain of these derivative arrangements (see "Liquidity and Capital Resources" below), we now have a higher proportion of unhedged dollar-denominated liabilities that have been translated at period-end exchange rates contributing to higher foreign exchange gains as the US dollar has weakened against pound sterling.

        Interest income was (pound)7 million for the three-month period ended June 30, 2002 compared with (pound)3 for the three-month period ended June 30, 2001 and (pound)7 million for the six-month period ended June 30, 2002 compared with (pound)8 million for the six-month period ended June 30, 2001. Interest income was generated from the higher cash balances held by us during the three and six-month periods ended June 30, 2002 as a result of unwinding certain foreign exchange contracts.

     Our share of net losses or profits of our affiliated companies, accounted for under the equity method of accounting, was a (pound)5 million loss for the three-month period ended June 30, 2002 and a (pound)1 million loss for the six-month period ended June 30, 2002 compared with a (pound)1 million loss for the the three-month period ended June 30, 2001 and a (pound)5 million gain for the six-month period ended June 30, 2001. Our principal affiliated companies include UK Gold Holdings Limited, UK Channel Management Limited, SMG, and Blueyonder Workwise Limited.

     Other profits, net, amounting to (pound)34 million in both the three and six-month periods ended June 30, 2002, arose primarily as a result of the gain of (pound)33 million on the disposal of certain investments, namely, our subsidiary The Way Ahead Group Limited and an affiliated company, TV Travel


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Group Limited, and compared with losses of (pound)5 million and (pound)6 million in the three and six-month periods ended June 30, 2001, respectively.

         Following the replacement of our old senior secured credit facility and the Flextech facility during the three-month period ended March 31, 2001, we recorded an extraordinary loss of (pound)15 million in the six-month period ended June 30, 2001 due to the write-off of the bank facility fees which were being deferred and amortized over the life of those facilities.



Liquidity and Capital Resources

        The Group's debt obligations begin to mature in late 2003 and as stated in our letter to shareholders dated July 4, 2002 the directors are currently considering their options to allow the Group to meet these obligations and stabilize its medium to longer term financial position. In addition, over the next twelve months, the margin of facilities over requirements is not large and consistent delivery of budget is necessary to ensure continued compliance with the terms of the covenants within the Senior Secured Facility.

        We have a number of unused sources of liquidity. As of June 30, 2002, these sources include the ability to access (pound)305 million committed but undrawn amounts under the Senior Secured Facility. The Senior Secured Facility also permits us to access up to (pound)105 million under the Institutional Tranche and an additional (pound)254 million in vendor financing, but current market conditions and the recent downgradings of our corporate credit ratings may mean that we are not able to access these sources.

        In 2002, we had the ability to terminate in-the-money derivative contracts that fluctuate in value. In March 2002, we terminated certain of these derivative contracts, netting (pound)74 million to us, and in May 2002, we realized an additional (pound)30 million. In addition, in July 2002, we terminated further hedging arrangements that resulted in a cash outflow of (pound)31 million. The net cash resulting from these transactions is currently held by us as a further source of liquidity. In addition, as part of the July 2002 terminations, a cash outflow of (pound)12 million will be incurred in October 2002.

        The Group also has a number of assets that could be sold, however, no assurance can be given that buyers can be found for such assets, or, if found, that the consideration offered for such assets would justify their sale.

       Notwithstanding the sources of liquidity discussed above, the downgrading of our corporate credit ratings and the ratings of our outstanding debt is likely to increase our cost of borrowing and may mean that we are not able to make future borrowings.

       Since our initial public offering in 1994, we have financed the capital costs of our network construction, our operations and our investments in General Cable PLC ("General Cable"), Birmingham Cable Corporation Limited ("Birmingham Cable"), Cable London PLC ("Cable London"), Flextech, Eurobell and in affiliated companies, primarily from:

o the proceeds of the initial public offering of our ordinary shares ((pound)414 million, net of fees);

o the issuance in September 1998 of ordinary shares as partial funding for the General Cable merger ((pound)241 million);

o the issuance in November 1999 of ordinary shares under a rights issue to fund the Cable London acquisition ((pound)416 million);

o the issuance to Deutsche Telekom ("DT") in November 2000, January 2001 and May 2001, respectively, of an aggregate of (pound)254 million Accreting Convertible Notes due 2003 as consideration for its 100% interest in Eurobell;

o the issuance in October 1995 of $300 million principal amount of Senior Debentures due 2006 and $1,537 million principal amount at maturity of Senior Discount Debentures due 2007;

o the issuance in November 1998 of $350 million principal amount of Senior Notes due 2008;

o the issuance in February 1999 of(pound)300 million principal amount of Senior Convertible Notes due 2007;

o the issuance in April 1999 of (pound)325 million principal amount at maturity and $500 million principal amount at maturity of Senior Discount Notes due 2009;



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US GAAP Analysis of Financial Conditions and Results
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o        the issuance in January 2000 of $450 million principal amount at maturity of Senior Discount Notes due 2010 and (pound)180 million principal amount and $350 million principal amount of Senior Notes due 2010;

o        the issuance in July 2000 of $500 million Senior Convertible Notes due
         2005;

o borrowings under the Senior Secured Facility and Institutional Tranche (as described below), (an aggregate of (pound)1,840 million outstanding at June 30, 2002);

o the raising of a net(pound)33 million loan, secured by a charge over our shares in SMG; and

o        cash from operations.

         Where appropriate, we also use vendor financing. At June 30, 2002, obligations under these vendor financing arrangements amounted to (pound)246 million, (pound)225 million in respect of finance leasing to fund the purchase of certain equipment and (pound)21 million of finance provided by vendor companies, respectively, compared with (pound)241 million and (pound)13 million, respectively, at June 30, 2001.

         We face the following significant risks and uncertainties:

o        continued ability to raise finance to fund our operations;

o successful execution of our long-term business plan, which in turn will affect our ability to raise further finance under the Senior Secured Facility (see below);

o the need to meet financial and other covenants relating to debt instruments; and

o the downgrading of our corporate credit ratings and the ratings of our outstanding debt is likely to increase our cost of borrowing and may mean that we are not able to make future borrowings.

         For the six-month period ended June 30, 2002, we had a net cash outflow from operating activities of (pound)13 million compared with (pound)70 million for the six-month period ended June 30, 2001.

         We incurred a net cash outflow from investing activities of (pound)229 million for the six-month period ended June 30, 2002 compared with (pound)261 million for the six-month period ended June 30, 2001, a decrease of (pound)32 million or 12.3%. Capital expenditure accounted for (pound)263 million of the total in 2002 compared with (pound)272 million in 2001. See "Capital Expenditure" below.

         Net cash provided by financing activities totalled (pound)569 million for the six-month period ended June 30, 2002 compared with (pound)283 million for the six-month period ended June 30, 2001. For the six-month period ended June 30, 2002, net cash provided by financing activities consisted primarily of (pound)480 million in drawdowns from our Senior Secured Facility and (pound)105 million realized on termination of certain US dollar/pound sterling exchange rate hedging arrangements. Net cash provided by financing activities for the six-month period ended June 30, 2001 included the repayment on March 16, 2001 of (pound)810 million and (pound)122 million under our old senior secured credit facility and the Flextech facility, respectively, with a drawdown from our new Senior Secured Facility.

         We anticipate that our principal uses of cash in the future will be to fund operating losses and capital expenditure, to make appropriate investments and to service debt. Although we expect to continue to incur operating losses, we anticipate that they will begin to reduce as we realize the expected benefits of our roll-out of digital television and high-speed internet services which we believe will increase product penetration, increase revenue per customer in our residential, business and content markets, and achieve the cost-efficiencies of delivering these services over our owned broadband network. We also expect to have significant capital needs in the future. Nevertheless, with the majority of our network construction complete and substantially all network upgrades necessary for delivery of telephony and digital services complete, we anticipate that our capital expenditure will be largely driven by connecting new subscribers and the launch of new products, and consequently, will vary depending upon the take-up of our services. In May 2002, we announced a plan to reduce operating costs through such measures as divisional reorganization and head count reductions and to reduce capital expenditures by delaying or cancelling non-core projects such as video-on-demand. This plan is ongoing.

         We anticipate that our principal sources of funds in the future will be proceeds from bank facilities, additional vendor financing, if available, the strategic sale of assets, cash in hand and cash flow from operating activities. Our future actual funding requirements could exceed currently anticipated requirements. Differences may result from higher-than-anticipated costs or capital expenditure and/or lower than anticipated revenues. Our actual costs, capital expenditure and revenues will depend on many factors, including, inter alia, consumer demand for voice, video, data and internet services, the impact on our business of new and emerging technologies, the extent to which consumer preference develops for cable television over other methods of providing in-home entertainment, the development of the interactive e-commerce market, consumer


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US GAAP Analysis of Financial Conditions and Results
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acceptance of cable telephony as a viable alternative to British
Telecommunications plc's ("BT") telephony services, and the continued downward pressure on telephony margins.

         As of June 30, 2002, we had cash balances of (pound)341 million (excluding (pound)12 million that is restricted as to use to providing security for leasing obligations) and (pound)305 million available to be drawn down under our Senior Secured Facility. Our cash balances have increased by (pound)327 million during the six-month period ended June 30, 2002 mainly as a result of drawdowns from our senior bank facility (see below), (pound)31 million of cash realized on the termination of certain foreign exchange contracts and (pound)29 million received in respect of the disposal of our shareholdings in TV Travel Group Limited and The Way Ahead Group Limited.

         Following the Flextech merger in April 2000, we had two separate bank facilities:

o        we were party to a(pound)1.5 billion senior secured credit facility;
         and

o Flextech and its subsidiaries were party to a (pound)200 million senior secured credit facility.

         On March 16, 2001, we entered into a new senior secured credit facility (the "Senior Secured Facility") with a syndicate of banks (the "Senior Secured Facility Banks") for (pound)2 billion. The terms of the loan agreement governing the Senior Secured Facility also allowed us to raise a further (pound)250 million from institutional investors, (the "Institutional Tranche") and raise a further (pound)500 million of vendor financing. The first drawdown under this new facility was used to repay our old senior secured credit facility and the Flextech facility, noted above. On October 17, 2001, GE Capital Structured Finance Group Limited, an affiliate of GE Capital, lent us (pound)125 million as part of the additional (pound)250 million Institutional Tranche. Additionally, on March 12, 2002, we announced that we had secured a further (pound)20 million of institutional funding from Newcourt Capital (UK) Ltd., a subsidiary of CIT Group Inc. As at June 30, 2002, (pound)246 million of vendor financing had been incurred.

         Borrowings under the Senior Secured Facility are secured on our assets, including partnership interests and shares of subsidiaries, and bear interest at between 0.5% and 2.25% above LIBOR (depending on the ratio of borrowings to quarterly annualized consolidated net operating cash flow). Borrowings under the Institutional Tranche bear interest at up to 4% above LIBOR. The terms of the new facility restrict transfers or disposals of assets from certain subsidiary companies. These restrictions relate to the type and value of the consideration that can be accepted. Our ability to borrow under the Senior Secured Facility and the Institutional Tranche is subject to, among other things, our compliance with the financial and other covenants set forth in the loan agreement governing that facility and failure to comply with those covenants could result in all amounts outstanding thereunder becoming immediately due and payable. We were in compliance with these covenants as of June 30, 2002 and as of today and expect to be in compliance for at least 12 months from the date of issue of these financial statements.

         We regularly monitor our ongoing ability to draw down under the facilities, which is dependent on satisfying the financial covenants contained in our debt agreements. As with most growth businesses, further increases in business performance and profitability are necessary to ensure continued compliance with the terms of the covenants. However, as with any forecast information, the principal assumptions are clearly subject to a degree of risk, in particular, our ability to increase revenues in accordance with our plans. If we were unable to remain compliant with our covenants (or to meet our debt service obligations), we could attempt to restructure or refinance some or all of our existing indebtedness or to seek additional funding. We cannot assure you, however, that we would be able to do so on satisfactory terms, if at all. The downgrading of our credit ratings in March, April and August 2002 may mean that we are not able to make future borrowings. A restructuring of our debt could take the form of a debt-for-equity swap, which may result in severe dilution for existing shareholders at the time of the swap.

         We believe we have adequate resources to continue in operational existence for a period of at least 12 months from the date of issue of these financial statements. As a result of our debt obligations maturing beginning in late 2003 and uncertainty as to our ability to satisfy those obligations, we are currently considering alternative options to stabilize our medium and longer term liquidity position.

         We may from time to time choose to repurchase our outstanding debt securities for cash and/or in exchange for equity securities, in open market purchases or privately negotiated transactions. Such repurchases or exchanges will depend on, among other things, prevailing market conditions and our liquidity requirements. The amounts of repurchased or exchanged debt securities may be material.



Contractual Obligations and Commercial Commitments

         Our contractual obligations and commercial commitments as of June 30, 2002 are summarized in the table below.


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
------------------------------------------------------------------------------------------------------------------
Contractual Obligations
------------------------------------------------------------------------------------------------------------------
                                             Payments Due by Period
                                             ----------------------
                                                   Total    Less than 1     1-3 years     4-5 years       After 5
                                                   -----                    ---------     ---------
                                                                   year                                     years
                                                                   ----                                     -----
                                                (pound)m       (pound)m      (pound)m      (pound)m      (pound)m
--------------------------------------------- ----------- -------------- ------------- ------------- -------------
Long-term debt...............................       5,468             55           321         2,485         2,607
Capital lease obligations....................         269             87            91            61            30
Operating leases.............................         153             13            24            21            95
Unconditional purchase obligations...........         531            531             -             -             -
Other long-term obligations..................           9              9             -             -             -
--------------------------------------------- ----------- -------------- ------------- ------------- -------------
Total contractual obligations................       6,430            695           436         2,567         2,732
============================================= =========== ============== ============= ============= =============

       The following table includes information about our commercial commitments as of June 30, 2002. Commercial commitments are items that we could be obligated to pay in the future. They are not required to be included in the balance sheet.

------------------------------------------ -----------------------------------------------------------------------
Other Commercial Commitments
------------------------------------------ -----------------------------------------------------------------------
                                           Amount of Commitment Expiration Per Period
                                           ------------------------------------------


                                           Total Amounts    Less than  1     1-3 years      4-5 years     After 5
                                                                             ---------      ---------
                                               Committed            year                                    years
                                               ---------            ----                                    -----
                                                (pound)m        (pound)m      (pound)m       (pound)m    (pound)m
----------------------------------------- --------------- --------------- ------------- -------------- -----------
Guarantees...............................              17               5             -              -          12
========================================= =============== =============== ============= ============== ===========

       We have no other contractual or commercial commitments.



Capital Expenditure

       Additions to property and equipment in the six-month period ended June 30, 2002 totalled (pound)241 million, a decrease of (pound)78 million or 24.5% from (pound)319 million for the six-month period ended June 30, 2001. Our capital expenditure has primarily funded the construction of local distribution networks and our National Network, capital costs of installing customers, and enhancements to our network for new product offerings. The additions in the six-month period ended June 30, 2002 were principally a result of network upgrades and new subscriber installations in connection with our roll-out of digital television and high-speed internet services. At June 30, 2002 our broadband network was capable of providing 77.6% of the homes in our franchises with both cable television and cable telephony services.

       We have substantially completed all network upgrades necessary for delivery of our digital television and high-speed internet services. Consequently, we anticipate that capital expenditures associated with our existing and currently planned services will be largely driven by connecting new subscribers and the launch of new products, and will vary depending upon the take-up of our services. Capital expenditure in the six-month period ended June 30, 2002 at (pound)241 million is in line with management's stated aim of reducing capital expenditure to below (pound)500 million for the the full year to December 31, 2002.

       Included in the table of contractual obligations shown above is a total of (pound)6 million relating to capital expenditure authorized by us for which no provision has been made in the consolidated financial statements. This amount includes subscriber installations (e.g., set-top boxes) for customer growth, network enhancements and computer projects necessary for the maintenance of the infrastructure of our business. In addition, and also included in the table, we have contracted to buy (pound)12 million of programming rights for which the license period has not yet started. These commitments will be funded when required from operating cash flow and available bank facilities. Both of these amounts are shown as being payable in less than 1 year.


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Telewest Communications plc
US GAAP Analysis of Financial Conditions and Results
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Quantitative and Qualitative Disclosure About Market Risk

         Market Risk

         The principal market risks to which we were exposed during the six-month period ended June 30, 2002 (and which have not changed from previous periods) were:

o        interest rate changes on variable-rate, long-term bank debt; and

o foreign exchange rate changes, generating translation and transaction gains and losses on our US dollar-denominated debt instruments.

         From time to time we use derivative financial instruments solely to reduce our exposure to these market risks and we do not enter into these instruments for trading or speculative purposes.

         In March, May and July 2002, we terminated certain foreign currency derivative contracts as described below. This will increase our exposure to foreign exchange fluctuations in respect of the principal on bonds no longer hedged. We have also increased our exposure to variable interest rates, as we have not renewed some of the hedges that have expired in connection with the Senior Secured Facility.

         Interest Rate Risk

         Our outstanding long-term bank debt is denominated in pounds sterling and bears interest at variable rates. We seek to reduce our exposure to adverse interest rate fluctuations on borrowings under current senior bank facilities principally through interest rate swaps. Our interest rate swaps provide for payments by us at a fixed rate of interest (ranging from 5.475% to 7.355%) and the receipt of payments based on a variable rate of interest. The swaps have maturities ranging from December 31, 2003 to March 31, 2005. The aggregate amount outstanding under the senior bank facilities at June 30, 2002 was (pound)1.65 billion (being (pound)1.84 billion of drawdowns less (pound)195 million cash balances) and the aggregate notional principal amount of the hedging arrangements was (pound)850 million, leaving an unhedged amount of (pound)795 million at June 30, 2002.

         Foreign Currency Exchange Risk

         At June 30, 2002, certain of our fixed-rate debt instruments were denominated in US dollars. We have entered into certain derivative instruments to reduce our exposure to adverse changes in exchange rates. These derivative instruments comprise foreign currency swaps and a series of foreign exchange forward contracts. Our objective in using foreign currency derivative financial instruments is to limit the impact of foreign exchange rate changes on our interest and principal payments under our US dollar-denominated debt by choosing hedging instruments to achieve our desired foreign exchange hedge at the lowest cost available.

         We hold derivative financial instruments solely to hedge specific risks and do not hold such instruments for trading purposes. The derivatives are held to hedge against the variability in cash flows arising from the effect of fluctuations in the pound sterling/US dollar exchange rate on our future interest payments and principal payments under our US dollar-denominated debt. We typically use forward foreign currency contracts or cross currency swaps to fix the pound sterling amount of future US dollar cash outflows for interest payments and principal repayments up to their first call dates or other such dates where we may, at our option, redeem the instruments before maturity.

         We discontinue using hedge accounting for derivative financial instruments when it is determined that:

o the derivative instrument is no longer effective in offsetting changes in the cash flows of the hedged item;

o        the derivative instrument expires or is sold;

o the derivative instrument is no longer designated as a hedging instrument because it is no longer probable that the forecasted transaction will occur;

o a hedged firm commitment no longer meets the definition of a firm commitment; or

o our management determines that designation of the derivative instrument as a hedging instrument is no longer appropriate.

         Our results may be materially influenced by future exchange rate movements now that we have largely discontinued the use of hedge accounting, since such derivative financial instruments would be considered speculative for accounting purposes and would be marked to their market value with changes being included immediately in earnings, whereas the underlying liabilities would be re-translated at the spot rate of exchange. Cancellation or redemption of the

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Telewest Communications plc
US GAAP Analysis of Financial Conditions and Results
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derivative financial instruments has increased our exposure to foreign currency exchange rate risk on our US dollar-denominated debt.

         We had foreign currency swaps and forward contracts hedging our principal and interest exposures totalling in aggregate (pound)1.5 billion at June 30, 2002 and which has reduced to (pound)1.0 billion to date.

         In March 2002, we terminated certain US dollar/pound sterling exchange rate hedging arrangements with a nominal amount of $950 million ((pound)655 million); termination of these arrangements netted (pound)74 million to us. A further (pound)30 million was realized by us in May 2002 through the termination of additional foreign exchange rate hedging arrangements with a nominal amount of $367 million ((pound)253 million). These cash proceeds are held as available liquidity. On April 2, 2002 $560 million ((pound)390 million) of hedging arrangements matured and were replaced with $350 million ((pound)246 million) of forward foreign exchange contracts. In July 2002 we terminated further hedging arrangements with a nominal value of $1.3 billion ((pound)878 million) which will result in a total cash outflow of (pound)43 million. Together these transactions have reduced our foreign currency swaps and forward contracts hedging our principal and interest exposures to an aggregate to date of approximately (pound)1.0 billion after exchange rate differences.

         Quantitative Disclosure of Market Risk

         The analysis below presents the sensitivity of the market value, or fair value, of our financial instruments to selected changes in market rates and prices. The changes chosen represent our view of changes that are reasonably possible over a one-year period. The estimated fair value of the hedging instruments identified below are based on quotations received from independent, third-party financial institutions and represent the net amount receivable or payable to terminate the position, taking into consideration market rates as of the measuring date and counterparty credit risk. The estimated fair value of the US dollar-denominated fixed-rate long-term debt is also based on market quotations obtained from independent third-party financial institutions.

         The hypothetical changes in fair value of hedging instruments are estimated, based on the same methodology used by the third-party financial institutions to calculate the fair value of the original instruments, keeping all variables constant except that the relevant interest rate or exchange rate, as the case may be, has been adjusted to reflect the hypothetical change. Fair value estimates by their nature are subjective and involve uncertainties and matters of significant judgment and therefore cannot be determined precisely. Fair value of debt is the market value of bonds and bank debt, which can change according to market conditions and company specific performance.

         The amounts generated from the sensitivity analysis are forward-looking estimates of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from those projected results due to developments in the global financial markets which may cause fluctuations in interest rates and exchange rates to affect fair values in a manner that varies from the hypothetical amounts disclosed in the table below, which therefore should not be considered a projection of likely future events and losses. The sensitivity analysis is for information purposes only. In practice, market rates rarely change in isolation.

         Interest Rate Risk

         The sensitivity analysis below presents the hypothetical change in fair value based on an immediate one-percentage point (100 basis points) increase in interest rates across all maturities:

--------------------------------------------------------------------------------------------------------------------
                                                                  June 30, 2002               June 30, 2001
                                                                  -------------               -------------
                                                               Fair value  Hypothetical    Fair value  Hypothetical
                                                               ----------                  ----------
                                                                              Change in                   Change in
                                                                             Fair value                  Fair value
                                                                             ----------                  ----------
                                                                (pound)m       (pound)m     (pound)m       (pound)m
--------------------------------------------------------------------------------------------------------------------
Interest rate swaps.......................................           (23)            14          (21)            11
Fixed rate debt...........................................        (1,676)          (54)       (2,873)         (140)
--------------------------------------------------------------------------------------------------------------------

         Based on our variable rate debt outstanding at June 30, 2002 after taking into account our derivative instruments, we estimate that a one-percentage point change in interest rates would have an approximately (pound)10 million impact on our annual net interest expense.

         Foreign Currency Exchange Rate Risk

         The sensitivity analysis below presents the hypothetical change in fair value based on an immediate 10% decrease in the US dollar to pound sterling exchange rate.

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Telewest Communications plc
US GAAP Analysis of Financial Conditions and Results
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
--------------------------------------------------------------------------------------------------------------------
                                                                  June 30, 2002               June 30, 2001
                                                                  -------------               -------------
                                                               Fair value  Hypothetical    Fair value  Hypothetical
                                                               ----------                  ----------
                                                                             Change in                   Change in
                                                                            Fair value                  Fair value
                                                                            -----------                 ----------
                                                                (pound)m      (pound)m      (pound)m      (pound)m
--------------------------------------------------------------------------------------------------------------------
US dollar-denominated long-term debt......................         (1,121)         (125)       (2,109)         (234)
Foreign currency swap.....................................              1            22            23            22
Foreign exchange forward contracts........................           (49)           119           180           296
--------------------------------------------------------------------------------------------------------------------

         The hypothetical change in fair value for the US dollar-denominated long-term debt is calculated by re-translating to pounds sterling the dollar-denominated long-term debt at a rate 10% below the US dollar/pound sterling exchange rate prevailing at the relevant period end.

         Movements in the fair values of the foreign currency swap and foreign exchange forward contracts would result in a corresponding charge or credit to our statement of operations.


Recently Issued Accounting Standards Not Yet Adopted

         SFAS 143 Accounting for Asset Retirement Obligations

         In July 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143, which is effective for fiscal years beginning after June 15, 2002, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, an entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Group is required to adopt this standard from January 1, 2003. The Group has not yet determined the impact, if any, the adoption of this standard will have on its financial position or results of operations.

         SFAS 145 Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections

          In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections". SFAS 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS 145 will be adopted beginning January 1, 2003, except for the provisions relating to the amendment of SFAS 13, which will be adopted for transactions occurring subsequent to May 15, 2002. Adoption of SFAS 145 will not have a material impact on our consolidated financial statements.

         SFAS 146 Accounting for Costs Associated with Exit or Disposal
Activities

          In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 applies to costs associated with an exit activity that do not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". The Group has not yet determined the impact, if any, the adoption of this standard will have on its financial position or results of operations.


Significant Shareholdings

          Historically our principal shareholders have been Liberty Media and MediaOne Group Inc. ("MediaOne"). On July 7, 2000 MediaOne consummated an agreement with certain subsidiaries of Microsoft Corporation ("Microsoft") whereby Microsoft acquired the majority of MediaOne's interests in us. From May 3, 2001 and throughout the twelve-month period ended June 30, 2002 the shareholdings of Liberty Media, Microsoft and MediaOne have been 25.2%, 23.6% and 1.3%, respectively.

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US GAAP Analysis of Financial Conditions and Results
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          On May 14, 2002, Microsoft informed us that it was withdrawing its three non-executive directors from our board of directors. Microsoft holds 23.6% of our issued shares and has the right to nominate up to three representatives to the board under corporate shareholder agreements with us. At that time, Microsoft said: "At present we believe that we will be in a better position to manage our relationship with, and investment in, Telewest without board representation. Microsoft expects to continue to evaluate Telewest on an ongoing basis and, in that regard, will continue to consider, among other things, purchasing or selling Telewest securities or engaging in possible strategic transactions involving Telewest. Microsoft has no current plan regarding any such transactions, but reserves the right to change its plans at any time."

          On June 28, 2002, Microsoft notified Liberty Media that Microsoft intended to sell publicly its interest in us and, in accordance with the terms of shareholder agreements noted above, offered Liberty Media the right to purchase that interest within 30 days. If Liberty Media do not exercise their right, Microsoft may sell publicly those shares for up to 90 days following the expiration of the option period. We are not aware of the status of the discussions between these two shareholders, if any, as to Microsoft's interest.

          On June 12, 2002, Liberty Media announced a tender offer for certain of our publicly traded bonds. At that time, Liberty Media announced that upon completion of the tender it intended to "propose to the Company's board of directors a restructuring plan pursuant to which all or substantially all of the Company's publicly-traded notes and debentures would be converted into equity of the Company". On July 17, 2002, Liberty Media citing "the continuing decline in the US and UK securities markets and the significant fall in the trading price of Liberty Media's common stock since the commencement of the Offer", terminated the tender offer. We do not know whether Liberty Media still intends to approach us concerning a restructuring plan.

          Also on July 17, 2002, Liberty Media informed us that it was withdrawing its three non-executive directors from our board of directors. Liberty Media holds 25.2% of our issued share capital and has the right to nominate up to three representatives to our board under corporate shareholder arrangements with us. Liberty Media said: "We are taking this action to eliminate any potential conflict of interest or appearance of a conflict in any upcoming restructuring discussions. The management and the remaining directors of Telewest continue to have our full support".


Recent Developments

 We have been approached by a committee representing a significant proportion of our bonds (the "Bondholders' Committee"). The Bondholders' Committee has expressed the desire to work constructively with us to explore the possibility of bondholders participating in some form of reconstruction of the Company's balance sheet. We have not yet discussed any specific proposals with the Bondholders' Committee.

          The directors have concluded that it is in the Company's best interests to enter into discussions with the Bondholders' Committee and, if approached, Liberty Media, to establish whether a proposal that would command the support of the board is capable of being agreed. Our board will continue to explore all available options in order to arrive at a solution that is fair and equitable to all of our stakeholders. Detailed discussions will not begin until we have obtained the necessary waivers and consents from our banks.

          In view of the developments discussed above, a number of corporate safeguards have been put in place to ensure that the directors are able to operate impartially and in the best interests of the Company and all of its stakeholders. An executive management team has been instructed and authorised by the board to conduct the detailed evaluation, development and negotiation of any proposals for the reorganisation of the Company's balance sheet and all alternatives thereto, (the executive management team will comprise the Group Managing Director and Finance Director and the Group Strategy Director and General Counsel, and the Company's Chairman will have a detailed day-to-day involvement in the work of the management team who will report to the board on a regular basis); and, as the directors are particularly conscious that any reconstruction proposals might involve an actual or perceived conflict between the interests of different stakeholders, for instance, shareholders, bondholders, banks, trade creditors, management and employees, they have established a committee to review any actual or perceived conflict and to make appropriate recommendations to the full board, (on this committee are the Company's Chairman and the three other independent non-executive members of the board).

         On July 31, 2002 we announced that Adam Singer, Chief Executive, would be leaving the Company and had resigned as a director of the board. Charles Burdick, the Group Finance Director, became Managing Director with immediate effect.

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Telewest Communications plc
US GAAP Analysis of Financial Conditions and Results
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          On August 5, 2002, Moody's Investors Service, Inc. ("Moody's") lowered our senior implied rating one level to "Caa2" from "Caa1" and our senior unsecured issuer rating one level to "Ca" from "Caa." In addition, Moody's lowered our senior unsecured bond rating to "Ca" from "Caa3." Moody's outlook on our credit remains negative. On August 6, 2002, Standard & Poor's Corporation lowered our long-term corporate credit rating three levels to "CC."

          On August 13, 2002, we announced that a circular had been sent to our shareholders seeking their approval for the proposed disposal (the "Disposal") of the Group's 16.9% shareholding in SMG plc ("SMG".) There will be an extraordinary general meeting of the Company, to be held on September 4, 2002, for shareholders to vote on this proposal.

          In order to preserve our flexibility at a time of constrained capital markets, in the next twelve months we may wish to effect the Disposal as part of our efforts to address the Group's funding requirements and to make its financial position more secure. The circular seeks shareholders' approval in advance for the Disposal, and the actual sale of the shareholding will take place if and when we consider it appropriate to make such Disposal. The authority, if granted, would continue for a period of twelve months from the date of approval, i.e. until September 4, 2003.

          The value of our shareholding in SMG, based on the closing price of SMG shares on August 12, 2002 of 98p per SMG share, was (pound)52.0 million. The shareholding is used as security against a loan of (pound)28.3 million ((pound)33.3 million as of the date of our circular) made by The
Toronto-Dominion Bank to the Group.










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Telewest Communications plc
US GAAP Analysis of Financial Conditions and Results
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                                   * * * * * *

        SAFE HARBOR STATEMENT UNDER THE US PRIVATE SECURITIES LITIGATION
                               REFORM ACT OF 1995


         The discussion above includes certain statements that are, or may be deemed to be, forward-looking statements within the meaning of the US securities laws. These forward-looking statements, by their nature, involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future.

         There are a number of important factors that could cause our actual results and future development to differ materially from those expressed or implied by those forward-looking statements, including, but not limited to: our ability to raise additional financing, our ability to refinance our indebtedness and our ability to continue to service our outstanding indebtedness; our ability to access liquidity under our bank facility, which will require our compliance with certain covenants that require continued growth in our business; the extent to which consumer demand for voice, video, data and internet services increases; the extent to which SMEs accept cable telephony services as an alternative to those of competing service providers such as BT; the extent to which we are able to adapt to, and compete with, new and emerging technologies including Asynchronous Digital Subscriber Line technology; the extent to which consumer preference develops for cable television over other methods of providing in-home entertainment; the extent to which consumer preference develops for purchasing goods and services on the internet and/or using interactive television over other methods of purchasing such goods and services; the extent to which consumers accept cable telephony as a viable alternative to telephony services provided by BT; the extent to which we are successfully able to compete with mobile network operators; the extent to which regulatory and competitive pressures in the UK telephony market continue to reduce prices; our ability to develop and introduce attractive interactive and high-speed data services in a rapidly changing and highly competitive business environment; our ability to penetrate markets and respond to changes or increases in competition; our ability to compete with other ISPs; our ability to compete against digital television service providers, including British Sky Broadcasting Group plc and any successor to ITV Digital by increasing our digital services customer base, and the impact of our aggressive digital services marketing campaign on our results of operations and liquidity; our ability to have an impact on, or respond to, new or changed government regulation; our ability to manage growth and expansion; our ability to improve operating efficiencies, including through cost reductions; our ability to maintain and upgrade our network in a cost-efficient and timely manner; adverse changes in the price or availability of telephony interconnection or cable television programming; disruptions in supply of programming, services and equipment; and the extent to which consumer preference develops for, or shifts away from, content developed and distributed by Flextech (our Content Division).



                                       27